Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Curtis Claar, certify that the financial statements of EV Trail LLC included in this Form C offering are true and complete in all material respects; and the tax return information of EV Trail LLC included in this Form C reflects accurately the information reported on the tax return for EV Trail LLC filed for the fiscal year(s) ended 2018.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.



Curtis Claar
Managing Member
May 15, 2019

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.